Final Term Sheet
Filed pursuant to Rule 433
Dated January 11, 2010
Relating to
Prospectus Supplement dated January 11, 2010 to
Registration Statement No. 333-162982
$500,000,000 2.125% Notes due 2013

Issuer:	Praxair, Inc.

Principal Amount:	$500,000,000

CUSIP / ISIN:	74005P AX2 / US74005PAX24

Title of Securities:	2.125% Notes due 2013

Trade Date:	January 11, 2010

Original Issue Date (Settlement Date):	January 14, 2010

Maturity Date:	June 14, 2013

Benchmark Treasury:	1.125% due December 15, 2012

Benchmark Treasury Price and Yield:	98-28 3/4 and 1.512%

Spread to Benchmark Treasury:	65 basis points

Yield to Maturity:	2.162%

Interest Rate:	2.125% per annum

Public Offering Price (Issue Price):	99.880% of the Principal Amount thereof

Interest Payment Dates:	Semi-annually in arrears on each June 14 and December 14, commencing June 14, 2010

Redemption Provision:	Make-whole call at the Adjusted Treasury Rate plus 10 basis points

Joint Bookrunners:	Citigroup Global Markets Inc., HSBC Securities (USA) Inc., RBS Securities Inc.

Co-Managers:	Banc of America Securities LLC, Credit Suisse Securities (USA) LLC, Deutsche Bank Securities Inc., Mitsubishi UFJ Securities (USA), Inc., Santander Investment Securities Inc., Wells Fargo Securities, LLC
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll free at (877) 858-5407, HSBC Securities (USA) Inc. toll free at (866) 811-8049, or RBS Securities Inc. toll free at (866) 884 2071.
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